Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to the Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on August 15, 2023. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited interim condensed consolidated financial statements as of June 30, 2023, and for the three-month and six-month periods ended June 30, 2023 and 2022 were prepared in accordance with International Financial Reporting Standards ("IFRS") and International Accounting Standard 34, interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland. Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day and Performance Tennis.

Key Financial and Operating Metrics
Key highlights for the three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022 include:

•    net sales increased 52.3% to CHF 444.3 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 54.7% to CHF 163.5 million;
•    net sales through the wholesale sales channel increased 51.0% to CHF 280.8 million;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 28.9% to CHF 113.6 million, 59.8% to CHF 296.6 million and 90.2% to CHF 34.1 million, respectively;
•    net sales from shoes, apparel and accessories increased 52.6% to CHF 428.2 million, 45.9% to 13.4 million and 45.4% to 2.7 million, respectively;
•gross profit increased 64.4% to CHF 264.5 million from CHF 160.8 million;
•    gross profit margin increased to 59.5% from 55.1%;
•    net income decreased 93.3% to CHF 3.3 million from CHF 49.1 million;

•    net income margin decreased to 0.7% from 16.9%;
•basic earnings per share (“EPS”) Class A (CHF) decreased to 0.01 from 0.16;
•diluted EPS Class A (CHF) decreased to 0.01 from 0.15;
•    adjusted EBITDA increased 99.6% to CHF 62.7 million from CHF 31.4 million;
•adjusted EBITDA margin increased to 14.1% from 10.8%;
•adjusted net income decreased to CHF 11.7 million from CHF 44.8 million;
•adjusted basic EPS Class A (CHF) decreased to 0.04 from 0.14; and
•adjusted diluted EPS Class A (CHF) decreased to 0.04 from 0.14.

Key highlights for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022 include:
•net sales increased 63.9% to CHF 864.5 million;
•net sales through the DTC sales channel increased 58.9% to CHF 300.5 million;
•net sales through the wholesale sales channel increased 66.7% to CHF 564.0 million;
•net sales in EMEA, Americas and Asia-Pacific increased 39.4% to CHF 232.2 million, 73.6% to CHF 566.8 million and 90.5% to CHF 65.5 million, respectively;
•net sales from shoes, apparel and accessories increased 64.7% to CHF 828.7 million, 47.6% to CHF 30.3 million and 48.9% to CHF 5.4 million, respectively;
•gross profit increased 80.1% to CHF 509.4 million from CHF 282.9 million;
•gross profit margin increased to 58.9% from 53.6%;
•net income decreased 24.9% to CHF 47.7 million from CHF 63.5 million;
•net income margin decreased to 5.5% from 12.0%
•basic EPS Class A (CHF) decreased to 0.15 from 0.20;
•diluted EPS Class A (CHF) decreased to 0.15 from 0.20;
•adjusted EBITDA increased 162.5% to CHF 123.7 million from CHF 47.1 million;
•adjusted EBITDA margin increased to 14.3% from 8.9%;
•adjusted net income decreased to CHF 60.5 million from CHF 61.8 million;
•adjusted basic EPS Class A (CHF) decreased to 0.19 from 0.20; and
•adjusted diluted EPS Class A (CHF) remained unchanged at 0.19.

Key highlights as of June 30, 2023 compared to December 31, 2022 included:
•cash and cash equivalents decreased by 9% to CHF 337.1 million from CHF 371.0 million; and
•net working capital was CHF 598.6 million as of June 30, 2023 which reflects an increase of 30.4% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Operating Results
The following table summarizes certain key operating measures for the three-month and six-month periods ended June 30, 2023 and 2022.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net sales	444.3	291.7	52.3%	864.5	527.3	63.9%
Cost of sales	(179.8)	(130.8)	37.4%	(355.1)	(244.4)	45.3%
Gross profit	264.5	160.8	64.4%	509.4	282.9	80.1%
Gross profit margin	59.5%	55.1%		58.9%	53.6%
Selling, general and administrative expenses	(225.1)	(134.5)	67.3%	(427.7)	(253.2)	68.9%
Operating result	39.4	26.3	49.7%	81.7	29.7	174.9%
Net financial result	(46.1)	31.8	(244.8)%	(36.9)	47.9	(177.2)%
Income / (loss) before taxes	(6.7)	58.2	(111.5)%	44.8	77.6	(42.3)%
Income taxes	10.0	(9.0)	210.5%	2.9	(14.1)	120.6%
Net income	3.3	49.1	(93.3)%	47.7	63.5	(24.9)%

Basic EPS Class A (CHF)	0.01	0.16	(93.3)%	0.15	0.20	(25.5)%
Diluted EPS Class A (CHF)	0.01	0.15	(93.4)%	0.15	0.20	(25.6)%

Other data(1)
Adjusted EBITDA	62.7	31.4	99.6%	123.7	47.1	162.5%
Adjusted EBITDA margin	14.1%	10.8%		14.3%	8.9%
Adjusted Net income	11.7	44.8	(73.8)%	60.5	61.8	(2.1)%
Adjusted basic EPS Class A (CHF)	0.04	0.14	(74.0)%	0.19	0.20	(2.8)%
Adjusted diluted EPS Class A (CHF)	0.04	0.14	(74.1)%	0.19	0.19	(2.9)%

(1)    Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are Non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Wholesale	280.8	186.0	51.0%	564.0	338.3	66.7%
Direct-to-consumer	163.5	105.6	54.7%	300.5	189.1	58.9%
Net sales	444.3	291.7	52.3%	864.5	527.3	63.9%

Wholesale % of Net sales	63.2%	63.8%		65.2%	64.1%
Direct-to-consumer % of Net sales	36.8%	36.2%		34.8%	35.9%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022
Net sales for the three-month period ended June 30, 2023 increased by CHF 152.6 million, or 52.3%, compared to the three-month period ended June 30, 2022.

Net sales generated by the wholesale sales channel for the three-month period ended June 30, 2023 increased by CHF 94.8 million, or 51.0%, to CHF 280.8 million, compared to CHF 186.0 million for the three-month period ended June 30, 2022. The growth was primarily attributable to sustained strong demand from our wholesale partners, with a noticeable strong sell-through of On products, leading to higher repeat orders from these partners. Notably, we continue to see strong momentum with partners such as JD Sports, Footlocker and Dick's Sporting Goods. Net sales generated by the wholesale sales channel as a percentage of net sales decreased slightly to 63.2% for the three-month period ended June 30, 2023, from 63.8% for the three-month period ended June 30, 2022.

Net sales generated by the direct-to-consumer sales channel for the three-month period ended June 30, 2023 increased by CHF 57.8 million, or 54.7%, to CHF 163.5 million, compared to CHF 105.6 million for the three-month period ended June 30, 2022. The increase was primarily driven by increased traffic on our e-commerce platform as a result of increased brand awareness, further supplemented by our expanding global retail footprint across all regions. Net sales generated from the direct-to-consumer sales channel as a percentage of net sales increased to 36.8% for the three-month period ended June 30, 2023, from 36.2% for the three-month period ended June 30, 2022. This increase reflects On’s ongoing strategy to accelerate our direct-to-consumer share over time, as we continue to build even closer connections with our fans and communities. As of June 30, 2023 we operated 23 retail stores and more than quadrupled our retail net sales during the three-month period ended June 30, 2023, when compared to the same period in the prior year. This growth was supported by successful store openings such as Regent Street in London, which continues to grow month-over-month since its opening in February 2023. Furthermore, our other retail stores worldwide have experienced similarly strong growth, contributing to the overall positive performance.

Six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022
Net sales for the six-month period ended June 30, 2023 increased by CHF 337.2 million, or 63.9%, compared to the six-month period ended June 30, 2022.

Net sales generated by the wholesale sales channel for the six-month period ended June 30, 2023 increased by CHF 225.7 million, or 66.7%, to CHF 564.0 million, compared to CHF 338.3 million for the six-month period ended June 30, 2022. The growth was primarily attributable to our continued selective expansion of new doors with wholesale partners, as well as strong demand and an increase in net sales with existing wholesale customer stores. The strong growth was in part also attributable to the improved inventory position in comparison to the six-month period ended June 30, 2022, which was impacted by the transitory supply shortage in connection with the disruptions to global supply chains in late 2021 and early 2022. General Sporting Goods, Run Specialty and Department Stores continue to be our largest wholesale channels, all of which saw greater than 50% growth. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 65.2% for the six-month period ended June 30, 2023, from 64.1% for the six-month period ended June 30, 2022.

Net sales generated by the direct-to-consumer sales channel for the six-month period ended June 30, 2023 increased by CHF 111.4 million, or 58.9%, to CHF 300.5 million, compared to CHF 189.1 million for the six-month period ended June 30, 2022. The increase was primarily driven by increased traffic on our e-commerce platform as a result of increased brand awareness, particularly in the U.S., further supplemented by our expanding global retail footprint across all regions, including the successful opening of our largest flagship store on Regent Street in London. As of June 30, 2023 we operated 23 retail stores and more than quadrupled our retail net sales during the six-month period ended June 30, 2023, when compared to the same period in the prior year. Net sales generated from the direct-to-consumer sales channel as a percentage of net sales decreased to 34.8% for the six-month period ended June 30, 2023 compared to 35.9% for the six-month period ended June 30, 2022. This decrease can be attributed to the supply shortages experienced in the first half of 2022, which had an unfavorable impact on our ability to fulfill the full extent of demand from our wholesale partners in the first half of 2022.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Europe, Middle East and Africa	113.6	88.1	28.9%	232.2	166.6	39.4%
Americas	296.6	185.6	59.8%	566.8	326.4	73.6%
Asia-Pacific	34.1	17.9	90.2%	65.5	34.4	90.5%
Net Sales	444.3	291.7	52.3	864.5	527.3	63.94%

Europe, Middle East and Africa % of Net sales	25.6%	30.2%		26.9%	31.6%
Americas % of Net sales	66.8%	63.6%		65.6%	61.9%
Asia-Pacific % of Net sales	7.7%	6.1%		7.6%	6.5%
Net sales %	100.0%	100.0%		100.0%	100.0%

As announced through Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 2, 2023, effective from the first quarter of 2023, the “Rest of World” geographic location, which represented Middle East, Africa and Latin America is no longer being reported. Instead, our Middle East and Africa business has been combined with Europe to form Europe, Middle East and Africa (“EMEA”) and our Latin America business has been combined with North America to form Americas. As such, net sales by geography for the three-month period and six-month period ended June 30, 2022 has been adjusted from previously reported amounts to reflect the new net sales by geography structure.

Three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022
Net sales increased across all geographic regions for the three-month period ended June 30, 2023 with Asia-Pacific almost doubling. Net sales in Americas for the three-month period ended June 30, 2023 increased by CHF 111.0 million and accounted for 66.8% of total net sales. The increase in Americas was driven by strong demand across all Running, All Day and Outdoor products, alongside the successful expansion of our collaboration with key accounts and specialty stores in the region and continued momentum in Latin America. Net sales in EMEA for the three-month period ended June 30, 2023 increased by 28.9%. The increase in EMEA was driven by positive growth across both the wholesale and DTC channels, with particularly strong growth in the United Kingdom, more than doubling year-over-year. Net sales in Asia-Pacific for the three-month period ended June 30, 2023 increased by 90.2%, which was driven by strong sales growth in Japan and China, with China in particular growing strongly over lockdowns during the three-month period ended June 30, 2022.

Six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022
Net sales increased across all geographic regions for the six-month period ended June 30, 2023 with Asia-Pacific almost doubling. Net sales in Americas for the six-month period ended June 30, 2023 increased by 73.6% and reflects 65.6% of total net sales. The increase in Americas was driven by strong demand across all Running, All Day and Outdoor products, alongside the successful expansion of our collaboration with key accounts and specialty stores and continued momentum in Latin America. Net sales in EMEA for the six-month period ended June 30, 2023 increased by 39.4%. The increase in EMEA was driven by positive growth across all key markets, in particular the United Kingdom. Net sales in Asia-Pacific for the six-month period ended June 30, 2023 increased by 90.5%, which was driven by strong sales growth in Japan and China, with China in particular growing strongly over lockdowns during the six-month period ended June 30, 2022.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Shoes	428.2	280.6	52.6%	828.7	503.1	64.7%
Apparel	13.4	9.2	45.9%	30.3	20.6	47.6%
Accessories	2.7	1.8	45.4%	5.4	3.7	48.9%
Net Sales	444.3	291.7	52.3%	864.5	527.3	63.9%

Shoes % of Net sales	96.4%	96.2%		95.9%	95.4%
Apparel % of Net sales	3.0%	3.2%		3.5%	3.9%
Accessories % of Net sales	0.6%	0.6%		0.6%	0.7%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022
Net sales increased across all product groups with each category performing exceptionally well. The 52.6% increase in net sales for shoes for the three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022 was driven by new launches, updates to existing models and products carrying over from previous seasons. Specifically, the second quarter of 2023 built on the successful first quarter launches of the Cloudsurfer, Roger Pro Clay and Kids Collection, alongside 2022 blockbuster running launches, including the Cloudmonster and Cloudvista, and the update of the Cloudswift. The 45.9% increase in net sales for apparel for the three-month period ended June 30, 2023 was driven by both Lifestyle and Outdoor products growing particularly well compared to the three-month period ended June 30, 2022 with launches in our Merino, Storm, Movement and Focus collections. Additionally, the launch of our new collections within the apparel range has continued to garner positive feedback from our wholesale account partners, particularly in shop-in-shop environments, where we observed a higher share of apparel sales. Net sales in accessories increased by 45.4% compared to the three-month period ended June 30, 2022.

Six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022
Net sales increased across all product groups with shoes experiencing the largest growth. The 64.7% increase in net sales for shoes for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022 was mainly driven by new launches, updates to existing models and products carrying over from previous seasons. Specifically, growth during the six-month period ended June 30, 2023 was driven by the successful first quarter launches of the Cloudsurfer, Roger Pro Clay and Kids Collection, alongside 2022 blockbusters running launches, including the Cloudmonster and Cloudvista, and the update of the Cloudswift. The 47.6% increase in net sales for apparel for the six-month period ended June 30, 2023 was driven by both Lifestyle and Outdoor products growing particularly well compared to the six-month period ended June 30, 2022 with launches in our Merino, Storm, Movement and Focus collections. Additionally, the launch of our new collections within the apparel range has continued to garner positive feedback from our wholesale account partners, particularly in shop-in-shop environments, where we observed a higher share of apparel sales. Net sales in accessories increased by 48.9% compared to the six-month period ended June 30, 2022.

Gross Profit

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Gross profit	264.5	160.8	64.4%	509.4	282.9	80.1%
Gross profit margin	59.5%	55.1%		58.9%	53.6%

Three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022

Cost of sales during the three-month period ended June 30, 2023 increased by CHF 49.0 million, or 37.4%, to CHF 179.8 million, compared to CHF 130.8 million during the three-month period ended June 30, 2022. Gross profit was CHF 264.5 million for the three-month period ended June 30, 2023, representing a gross profit margin of 59.5%, compared with CHF 160.8 million for the three-month period ended June 30, 2022, representing a gross profit margin of 55.1%. The gross margin increase is mainly attributed to the ceasing of exceptional airfreight usage and overall reduced freight rates during the three-month period ended June 30, 2023, when compared to the same period in June 30, 2022, where we made a strategic decision to employ airfreight to ensure key product availability and meet strong demand, considering the factory closures in Vietnam in the latter part of 2021. Additionally, the gross profit margin was further supported by a considerable proportion of full-price sales.

Six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022
Cost of sales during the six-month period ended June 30, 2023 increased by CHF 110.7 million, or 45.3%, to CHF 355.1 million, compared to CHF 244.4 million during the six-month period ended June 30, 2022. Gross profit was CHF 509.4 million for the six-month period ended June 30, 2023, representing a gross profit margin of 58.9%, compared with CHF 282.9 million for the six-month period ended June 30, 2022, representing a gross profit margin of 53.6%. The gross margin increase is mainly attributed to the ceasing of exceptional airfreight usage and overall reduced freight rates during the six-month period ended June 30, 2023, when compared to the same period in June 30, 2022, where we made a strategic decision to employ airfreight to ensure key product availability and meet strong demand, considering the factory closures in Vietnam during the latter part of 2021. Additionally, the gross profit margin was further supported by a considerable proportion of full-price sales.

Selling, General and Administrative Expenses

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net sales	444.3	291.7	52.3%	864.5	527.3	63.9%
Distribution expenses	(61.5)	(36.1)	70.5%	(120.7)	(67.0)	80.2%
Selling expenses	(31.8)	(20.1)	58.3%	(59.5)	(36.0)	65.1%
Marketing expenses	(51.5)	(34.6)	48.8%	(96.0)	(62.9)	52.7%
Share-based compensation	(9.1)	5.6	(263.6)%	(14.0)	2.5	nm
General and administrative expenses	(71.2)	(49.3)	44.4%	(137.5)	(89.8)	53.0%
SG&A expenses	(225.1)	(134.5)	67.3%	(427.7)	(253.2)	68.9%
Less share-based compensation	(9.1)	5.6	(263.6)%	(14.0)	2.5	nm
SG&A (excluding share-based compensation)	(216.0)	(140.1)	54.2%	(413.7)	(255.7)	61.8%

Distribution expenses % of Net sales	13.8%	12.4%		14.0%	12.7%
Selling expenses % of Net sales	7.2%	6.9%		6.9%	6.8%
Marketing expenses % of Net sales	11.6%	11.9%		11.1%	11.9%
Share-based compensation % of Net sales	2.0%	(1.9)%		1.6%	(0.5)%
General and administrative expenses % of Net sales	16.0%	16.9%		15.9%	17.0%
SG&A expenses % of Net sales	50.7%	46.1%		49.5%	48.0%
SG&A (excluding share-based compensation) % of Net sales	48.6%	48.0%		47.9%	48.5%

Three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022
SG&A expenses for the three-month period ended June 30, 2023 increased by CHF 90.6 million, or 67.3%, to CHF 225.1 million, compared to CHF 134.5 million for the three-month period ended June 30, 2022. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 48.6% in the three-month period ended June 30, 2023 compared to 48.0% for the three-month period ended June 30, 2022.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales increased to 13.8% during the three-month period ended June 30, 2023 compared to 12.4% during the three-month period ended June 30, 2022. This was primarily due to incremental costs incurred for temporary additional warehouse capacity required as a result of an increase in supply chain lead time and the ramp-up of our warehouse automation projects in the United States.
•Selling expenses as a percentage of net sales increased to 7.2% during the three-month period ended June 30, 2023 compared to 6.9% during the three-month period ended June 30, 2022. This was primarily due to increased transactions within the direct-to-consumer sales channel, additional costs related to the expansion of our retail footprint and our growing partnerships with third-party e-commerce platforms such as JD and Tmall in China, and our re-commerce solution with Trove in the United States.
•Marketing expenses as a percentage of net sales decreased to 11.6% during the three-month period ended June 30, 2023 compared to 11.9% during the three-month period ended June 30, 2022. The decrease as a percentage of net sales was a result of the elevated net sales achievement in the second quarter. The year-over-over absolute increase in marketing spend reflects our significant investment in brand building initiatives, including those focused on our athletes, innovation, sportswear, tennis and performance running, such as the On track nights events in key cities across Europe. On expects to continue to invest in other branding initiatives over the next quarters in support of our ongoing growth journey.
•Share-based compensation expenses increased to CHF 9.1 million during the three-month period ended June 30, 2023 compared to share-based compensation income of CHF 5.6 million during the three-month period ended June 30, 2022. The increase is driven by grants issued during the second quarter of 2023 as well as grants issued during prior periods with ongoing vesting periods. The share-based compensation income in the second quarter of 2022 was a result of the release of social security tax accruals to match revised estimates in connection with future option exercises.
•General and administrative expenses as a percentage of net sales decreased to 16.0% during the three-month period ended June 30, 2023 compared to 16.9% during the three-month period ended June 30, 2022. This decrease is attributed to both the increased sales performance but primarily due to On focusing on becoming more efficient across various areas of the business.

Six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022
SG&A expenses for the six-month period ended June 30, 2023 increased by CHF 174.5 million, or 68.9%, to CHF 427.7 million, compared to CHF 253.2 million for the six-month period ended June 30, 2022. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 47.9% in the six-month period ended June 30, 2023 compared to 48.5% for the six-month period ended June 30, 2022.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales increased to 14.0% during the six-month period ended June 30, 2023 compared to 12.7% during the six-month period ended June 30, 2022. This was primarily due to incremental costs incurred for temporary additional warehouse capacity required as a result of an increase in supply chain lead time and the ramp-up of our warehouse automation projects in the United States.
•Selling expenses as a percentage of net sales slightly increased to 6.9% during the six-month period ended June 30, 2023 compared to 6.8% during the six-month period ended June 30, 2022. This was primarily due to increased transactions within the direct-to-consumer sales channel, additional costs related to the expansion of our retail footprint and our growing partnerships with third-party e-commerce platforms such as JD and Tmall in China, and our re-commerce solution with Trove in the United States.
•Marketing expenses as a percentage of net sales decreased to 11.1% during the six-month period ended June 30, 2023 compared to 11.9% during the six-month period ended June 30, 2022. The decrease as a percentage of net sales was a result of the elevated net sales achievement in the first and second quarter. The year-over-over absolute increase in marketing spend reflects our significant investment in brand building initiatives, including those focused on our athletes, innovation, sportswear, tennis and performance running, such as the On track nights events in key cities across Europe. On expects to continue to invest in other branding initiatives over the next quarters in support of our ongoing growth journey.
•Share-based compensation expense increased by CHF 16.6 million to CHF 14.0 million during the six-month period ended June 30, 2023 from Share-based compensation income of CHF 2.5 million during the six-month period ended June 30, 2022. The increase is driven by grants issued during the six-month period ended June 30, 2023 at a higher price range, when compared to the same period in 2022, as well as the release of social security tax accruals in the same period in 2022, to match revised estimates in connection with future option exercises.
•General and administrative expenses as a percentage of net sales decreased to 15.9% during the six-month period ended June 30, 2023 compared to 17.0% during the six-month period ended June 30, 2022. This decrease was primarily a result of scale gains across various areas of the business, including personnel and non-personnel expenses.

Depreciation and Amortization

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Depreciation and amortization	14.2	10.6	33.3%	28.0	20.0	40.2%
Depreciation and amortization % of Net sales	3.2%	3.7%		3.2%	3.8%

Three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022
Depreciation and amortization expenses during the three-month period ended June 30, 2023 increased by CHF 3.6 million, or 33.3%, to CHF 14.2 million, compared to CHF 10.6 million during the three-month period ended June 30, 2022. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 2.6 million as a result of office and retail expansion, mainly related to leasehold improvements, furniture and fixtures, IT hardware, and a change in the estimated useful life of production tools during the second half of 2022. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 0.9 million as a result of the expansion of retail stores (mainly in China, U.S. and UK).

Six-month period ended June 30, 2023 compared to the six-month periods ended June 30, 2022
Depreciation and amortization expenses during the six-month period ended June 30, 2023 increased by CHF 8.0 million, or 40.2%, to CHF 28.0 million, compared to CHF 20.0 million during the six-month period ended June 30, 2022. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 6.0 million as a result of office and retail expansion, mainly related to leasehold improvements, furniture and fixtures, IT hardware, and a change in the estimated useful life of production tools during the second half of 2022. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 2.1 million as a result of the expansion of retail stores (mainly in China, U.S. and UK).

Net Financial Result

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Financial income	4.3	1.1	282.4%	6.4	1.4	346.1%
Financial expenses	(1.9)	(1.5)	22.2%	(3.6)	(3.0)	18.2%
Foreign exchange results	(48.5)	32.3	(250.3)%	(39.7)	49.5	(180.3)%
Net financial result	(46.1)	31.8	(244.8)%	(36.9)	47.9	(177.2)%

Three-month and six-month periods ended June 30, 2023 compared to the three-month and six-month periods ended June 30, 2022
Financial income for the three-month period ended June 30, 2023 increased by CHF 3.1 million, to CHF 4.3 million when compared to the three-month period ended June 30, 2022. Financial income for the six-month period ended June 30, 2023 increased by CHF 4.9 million, to CHF 6.4 million, when compared to the six-month period ended June 30, 2022. The increase in the three and six month periods ended June 30, 2023 is attributable to a gain on the valuation of money market certificates and a short-term fixed deposit.

Financial expenses for the three-month period ended June 30, 2023 increased by CHF 0.3 million, or 22.2%, to CHF 1.9 million, compared to CHF 1.5 million for the three-month period ended June 30, 2022. Financial expenses for the six-month period ended June 30, 2023 increased by CHF 0.6 million, or 18.2%, to CHF 3.6 million, compared to CHF 3.0 million for the six-month period ended June 30, 2022. The increase in the three and six month periods ended June 30, 2023 was primarily driven by increased bank charges. The increased bank charges relate to commitment fees associated with bank guarantees which significantly increased compared to the three and six-month period ended 2022. Refer to “Off-Balance Sheet Arrangements” for more detail.
Foreign exchange results for the three-month period ended June 30, 2023 resulted in a foreign exchange loss of CHF 48.5 million, compared to a foreign exchange gain of CHF 32.3 million for the three-month period ended June 30, 2022. The foreign exchange results for the six-month period ended June 30, 2023 resulted in a foreign exchange loss of CHF 39.7 million, compared to a foreign exchange gain of CHF 49.5 million for the six-month period ended June 30, 2022. The foreign exchange loss for the three and six month periods ended June 30, 2023 was primarily due to the negative effect to our monetary assets from the fluctuation in the exchange rates, in particular the CHF/USD exchange rate.

Income Tax Expense (Benefit)

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Current income taxes	18.0	13.2	36.5%	33.6	18.3	84.1%
Deferred income taxes	(28.0)	(4.1)	576.6%	(36.5)	(4.2)	773.2%
Income tax expense (benefit)	(10.0)	9.0	(210.5)%	(2.9)	14.1	(120.6)%
Income taxes during the three-month and six-month period ended June 30, 2023 resulted in an income tax benefit of CHF 10.0 and CHF 2.9 million, respectively, compared to CHF 9.0 million and CHF 14.1 million income tax expense for the same period in 2022. Income tax benefit is mainly due to deferred income taxes as a result of tax rate differences in local jurisdictions and Swiss tax incentives related to R&D.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances, cash provided from operating activities and, to a lesser extent, available borrowings under the bank overdraft facilities and new credit facility we entered into in July 2023.

Cash Flows

	Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change

Cash inflow / (outflow) from operating activities	3.3	(124.9)	102.7%
Cash (outflow) from investing activities	(21.0)	(27.3)	(23.2)%
Cash inflow / (outflow) from financing activities	(6.7)	11.2	(160.0)%
Change in net cash and cash equivalents	(24.3)	(141.0)	(82.7)%
Net cash and cash equivalents at the beginning of the period	371.0	653.1	(43.2)%
Net impact of foreign exchange rate differences	(9.6)	45.6	(121.0)%
Net cash and cash equivalents at the end of the period(1)	337.1	557.7	(39.5)%
(1) Net cash and cash equivalents as at June 30, 2023 includes restricted cash in the amount of CHF 158.0 million (December 31, 2022: CHF 129.5 million) provided for bank guarantees associated with a lease commitments. The CHF 28.4 million increase in restricted cash primarily relates to the bank guarantee associated with the ten-year third party logistics and warehouse services agreement entered into in the second quarter of 2023 (discussed below under “ – Contractual Obligations and Commitments").

As of July 7, 2023, the Company no longer has restricted cash as a result of a multicurrency credit facility agreement entered into on such date (discussed below under "- Indebtedness").

Operating activities
Cash inflow from operating activities was CHF 3.3 million for the six-month period ended June 30, 2023, compared to CHF 124.9 million cash outflow from operating activities in the six-month period ended June 30, 2022. Cash inflow from operating activities of CHF 3.3 million for the six-month period ended June 30, 2023 is the result of CHF 116.1 million generated from net income adjusted for non-cash items, CHF 57.2 million resulting from the period change in other current assets/liabilities and CHF 6.1 million in interest received, offset by CHF 164.6 million period change in net working capital, and CHF 11.6 million in income tax payments made in the period. The CHF 164.6 million change in net working capital was primarily driven by an increases in trade receivables and inventories of CHF 84.3 million and CHF 60.0 million respectively and a decrease in trade payables of CHF 20.3 million. The increase in inventories was driven by product orders to support the ongoing growth of the company combined with the results of the normalization of the supply chain environment. The increase to trade receivables was primarily driven by net sales growth within the wholesale sales channel.
Cash outflow from operating activities of CHF 124.9 million for the six-month period ended June 30, 2022 was primarily due to changes in net working capital and other current assets/liabilities of CHF 129.8 million and CHF 24.0 million, respectively, and income tax payments of CHF 6.1 million, offset by an increase of CHF 33.5 million in net income adjusted for non-cash items and interest received of CHF 1.4 million. The CHF 129.8 million change in net working capital was primarily driven by CHF 53.4 million increase in trade receivables as a result of the net sales growth within the wholesale channel and CHF 74.6 million in inventories required for the fall-winter season product launch in the third quarter of 2022, offset by a change in trade payables of CHF 1.8 million.

Investing activities
Cash outflow from investing activities was CHF 21.0 million for the six-month period ended June 30, 2023 compared to CHF 27.3 million in the six-month period ended June 30, 2022. Cash outflow for both the six-month period ended June 30, 2023 and the six-month period ended June 30, 2022, was primarily related to leasehold improvements, purchases of furniture and fixtures in connection with our corporate offices, investments in IT and purchases of trade and production tools.

Financing activities
Cash outflow from financing activities was CHF 6.7 million in the six-month period ended June 30, 2023 compared to cash inflow from financing activities of CHF 11.2 million in the six-month period ended June 30, 2022. Cash outflow from financing activities of CHF 6.7 million for the six-month period ended June 30, 2023 is primarily due to CHF 10.2 million and CHF 2.3 million, related to lease liabilities payments and interest paid, respectively, offset by CHF 5.7 million in proceeds received from the sale of treasury shares in connection with share-based compensation awards exercised. Cash inflow from financing activities of CHF 11.2 million for the six-month period ended June 30, 2022 was primarily due to CHF 20.5 million in proceeds received from the sale of treasury shares in connection with share-based compensation awards exercised, offset by CHF 6.8 million and CHF 2.5 million, related to lease liability payments and interest paid, respectively.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	252.7	174.6	44.7%
Inventories	435.9	395.6	10.2%
Trade payables	(90.0)	(111.0)	(18.9)%
Net working capital	598.6	459.2	30.4%

Capital Management

	As of June 30,	As of December 31,
(CHF in millions)	2023	2022	% Change

As of June 30, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 283,434,752 were outstanding As of December 31, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 281,976,387 were outstanding	30.0	30.0	—%
As of June 30, 2023 and December 31, 2022: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.5	33.5	—%
Treasury shares	(26.4)	(26.1)	1.3%
Share premium	756.9	756.9	—%
Statutory reserves	38.8	33.8	14.8%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	330.3	321.8	2.6%
Capital reserves	1,118.6	1,105.1	1.2%
Other reserves	(3.7)	—	100.0%
Accumulated losses	(95.2)	(142.9)	(33.3)%
Equity	1,026.7	969.5	5.9%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2023	281,976,387	345,437,500
Sale of treasury shares related to share-based compensation	1,476,316	—
Purchase of treasury shares	(17,951)	—
Shares issued and outstanding as of June 30, 2023(1)	283,434,752	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at June 30, 2023(2)	1,019,799	—
Awards granted under various incentive plans with dilutive effects at June 30, 2023	3,356,768	11,792,673
(1)    As of June 30, 2023 there were 16,563,373 treasury shares held by On (December 31, 2022: 18,021,738).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at June 30, 2023.

Share-based compensation
As of June 30, 2023, On has recognized an increase in shareholders' equity in the balance sheet of CHF 6.2 million for share-based compensation incurred during the three-month period ending June 30, 2023.
For the three-month period ending June 30, 2023, we have recognized a share-based compensation expense of CHF 9.1 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
As of June 30, 2023, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively. All facilities were fully committed. The maximum amounts that can be drawn under the respective facilities is determined quarterly based on our net working capital. Any amounts drawn in excess of the committed amounts are repayable on demand. As of both June 30, 2023 and December 31, 2022, no amounts had been drawn under the overdraft facilities.

On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement which replaced the three bank overdraft facilities mentioned above. On has an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. As of the date hereof, we have not drawn cash under this credit facility and we do not currently expect to draw cash from the facility agreement in the near term. We entered into the facility agreement as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under this new facility agreement may be used towards the financing of working capital requirements and for general corporate purposes of the Group, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The new facility agreement has an initial term of three years and may be extended twice for a period of one year each.

During the second quarter of 2023, as a result of a third party logistics and warehouse services agreement (discussed below under “ – Contractual Obligations and Commitments"), we entered into an uncommitted credit facility with a financial institution for EUR 30.0 million, which is secured by CHF 32.6 million cash and cash equivalents as collateral (restricted cash) as of June 30, 2023.

Contractual Obligations and Commitments
The following summarizes the significant contractual obligations and commitments as of June 30, 2023:

	As of June 30, 2023
(CHF in millions)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	90.0	90.0	—	—
Lease liabilities(2)	184.2	26.5	74.2	83.5
Lease commitments(3)	353.8	14.8	138.1	200.9
Total contractual obligations	628.0	131.4	212.3	284.4

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of June 30, 2023.
(2)    Lease liabilities are related to storage space, various offices, retail stores, showrooms and cars.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of June 30, 2023, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to warehouses in U.S. and Belgium.

During the second quarter of 2023, we entered into a ten-year third party logistics and warehouse services agreement for a highly automated and new fulfillment center in Beringen (Belgium), to facilitate our future omnichannel growth in Europe and lower our handling cost over time through automation. The associated contractual commitments and investments made by the third party as a result of the logistics and warehouse service agreement is secured by a bank guarantee obtained in the amount of EUR 30.0 million. Simultaneously, we entered into an uncommitted credit facility with a financial institution for EUR 30.0 million, which is secured by CHF 32.6 million cash and cash equivalents as collateral (restricted cash).

Off-Balance Sheet Arrangements
As of June 30, 2023, we provided guarantees in the amount of CHF 152.2 million (December 31, 2022: CHF 126.1 million) in favor of third parties. Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of June 30, 2023.

As of July 7, 2023 all bank guarantees have been rolled into the new credit facility discussed in the " – indebtedness" section above, and will no longer require the Company to maintain any restricted cash.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net income	3.3	49.1	(93.3)%	47.7	63.5	(24.9)%
Exclude the impact of:
Income taxes	(10.0)	9.0	(210.5)%	(2.9)	14.1	(120.6)%
Financial income	(4.3)	(1.1)	282.4%	(6.4)	(1.4)	346.1%
Financial expenses	1.9	1.5	22.2%	3.6	3.0	18.2%
Foreign exchange result	48.5	(32.3)	250.3%	39.7	(49.5)	180.3%
Depreciation and amortization	14.2	10.6	33.3%	28.0	20.0	40.2%
Share-based compensation(1)	9.1	(5.6)	263.6%	14.0	(2.5)	653.5%
Adjusted EBITDA	62.7	31.4	99.6%	123.7	47.1	162.5%
Adjusted EBITDA Margin	14.1%	10.8%	31.1%	14.3%	8.9%	60.1%
(1)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	2.9	0.4	43.8	5.4
Exclude the impact of:
Share-based compensation(1)	8.1	1.0	(5.0)	(0.6)
Tax effect of adjustments(2)	(0.6)	(0.1)	1.1	0.1
Adjusted net income	10.5	1.3	39.9	4.9

Weighted number of outstanding shares	284,127,877	345,437,500	282,182,571	345,437,500
Weighted number of shares with dilutive effects	3,464,956	11,792,673	2,241,734	6,782,573
Weighted number of outstanding shares (diluted and undiluted)(3)	287,592,833	357,230,173	284,424,305	352,220,073

Adjusted basic EPS (CHF)	0.04	0.00	0.14	0.01
Adjusted diluted EPS (CHF)	0.04	0.00	0.14	0.01
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Six-month period ended June 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	42.5	5.2	56.6	6.9
Exclude the impact of:
Share-based compensation(1)	12.5	1.5	(2.3)	(0.3)
Tax effect of adjustments(2)	(1.1)	(0.1)	0.7	0.1
Adjusted net income	53.9	6.6	55.0	6.8

Weighted number of outstanding shares	283,859,171	345,437,500	281,519.63	345,437.50
Weighted number of shares with dilutive effects	3,335,725	11,203,866	2,868.57	7,135.50
Weighted number of outstanding shares (diluted and undiluted)(3)	287,194,897	356,641,366	284,388.20	352,573.00

Adjusted basic EPS (CHF)	0.19	0.02	0.20	0.02
Adjusted diluted EPS (CHF)	0.19	0.02	0.19	0.02
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2022, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2022, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our Annual Report filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion & analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, On’s quotations from management in this announcement, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about On’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our DTC channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.